August 20, 2012

Securities and Exchange Commission
Attention: Filing Room
450 Fifth Street, NW
Washington, DC  20549

Re: BPV Family of Funds (the “Trust”), SEC File 811-22588

Dear Sir or Madam:

Enclosed for filing on behalf of the above-referenced registered investment management company pursuant to Rule 17g-1 of the Investment Company Act of 1940 are the following:

(i)
A copy of an amendment dated July 11, 2012, attached under Exhibit 1, to the Trust’s Fidelity Bond Policy issued by the Chubb Group of Insurance Companies (the “Bond”), which Bond was originally filed by the registrant electronically via EDGAR on November 15, 2011. The Bond, which insures the Trust through the period ending October 3, 2012, has been amended to increase the amount of coverage to $525,000;

(ii)	A copy of the resolutions of a majority of Trustees of the Trust who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the Bond, attached under Exhibit 2; and

(iii)	Premium for the Bond in the amount of $1,589 has been appropriately paid from October 3, 2011 through the period ending October 3, 2012.

If there are any questions regarding this filing, please contact the undersigned at 865-243-8000.

Very truly yours,

/s/ Reed Keller

Reed Keller
President

EXHIBIT 1

			FEDERAL INSURANCE COMPANY
			Endorsement No. 5
			Bond Number: 82302778

NAME OF ASSURED: BPV FAMILY OF FUNDS

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
1	.	Employee	$525,000	$15,000
2	.	On Premises	$250,000	$15,000
3	.	In Transit	$250,000	$15,000
4	.	Forgery or Alteration	$525,000	$15,000
5	.	Extended Forgery	$250,000	$15,000
6	.	Counterfeit Money	$250,000	$15,000
7	.	Threats to Person	$100,000	$15,000
8	.	Computer System	$525,000	$15,000
9	.	Voice Initiated Funds Transfer Instruction	$250,000	$15,000
10	.	Uncollectible Items of Deposit	$250,000	$15,000
11	.	Audit Expense	$250,000	$15,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 26, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 11, 2012

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

EXHIBIT 2

RESOLVED:  That the Trust be named as an insured under the Investment Company Bond (“Bond”) having an aggregate coverage of $525,000, issued by Chubb Group of Insurance Companies against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED:  That it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the Trust’s proposed business activities; and

FURTHER RESOLVED:  That the premium on such Bond presented at this meeting is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED:  That any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER RESOLVED:  That the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder.